UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Changes to Audit Committee Composition

The board of directors of Baidu, Inc. (the “Board”) has appointed Mr. Jixun Foo to serve on the audit committee of the Board in place of Mr. Yuanqing Yang, who resigned from the audit committee but will continue to serve as a director on the Board, effective immediately. Following these changes, the audit committee of the Board will be composed of Mr. Brent Callinicos, Mr. James Ding and Mr. Jixun Foo, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Rong Luo
Name	:	Rong Luo
Title	:	Chief Financial Officer

Date: November 13, 2023